PURCHASE AGREEMENT


         Cranbrook Funds, a diversified, open-end management investment company (the "Fund"), and First of Michigan Corporation ("FOM"), a Michigan corporation, intending to be legally bound, hereby agree as follows:

         1. FOM has previously purchased 10,000 shares of common stock of the Fund and paid to the Fund the sum of $10,000 for such shares. In order to provide the Fund with the initial capital required under Section 14 of the Invesment Company Act, the Fund hereby sells to FOM and FOM hereby purchases, 90,000 shares of common stock of the Fund (the "Shares") at $1.00 per share. The Fund hereby acknowledges receipt from FOM of $90,000 in full payment for the Shares.

         2. FOM represents and warrants to the Fund that the Shares are being acquired for investment and not with a view to distribution thereof and that FOM has no present intention to redeem or dispose of any of the Shares.

         3. FOM hereby agrees that it will not redeem any of the Shares or the shares of the Fund previously purchased prior to the time that the Trust has completed the amortization of its organizational expenses. In the event that the Fund liquidates before the deferred organizational expenses are fully amortized, then the Shares shall bear their proportionate share of such unamortized organization expenses.

         IN WITNESS WHEREOF, the parties have executed this agreement on December 15, 1994.

                                  CRANBROOK FUNDS

                                  By: /S/ CONRAD W. KOSKI
                                  Its:  PRESIDENT


                                  FIRST OF MICHIGAN CORPORATION

                                  By: /S/ WAYNE WRIGHT
                                  Its: VICE PRESIDENT